June 5, 2017

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention: Michelle Miller

Re:	Wintrust Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K
Filed April 19, 2017
File No. 001-35077

Ladies and Gentlemen:

On behalf of Wintrust Financial Corporation (“we”, “Wintrust” or “the “Company”), I am writing in response to the comments contained in the comment letter dated May 30, 2017 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) and the Company’s Form 8-K filed on April 19, 2017 (the “8-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response.

Form 8-K Filed April 19, 2017

Exhibit 99.1

Asset Quality

Calculation of allowance for loan losses for the Company’s core loan portfolio and consumer niche and purchased loan portfolio as of March 31, 2017 and December 31, 2016, pages 24-25

1.                                      You add non-accretable credit discounts on purchased loans reported in accordance with ASC 310-30, excluding covered loans, to the allowance for loan losses to derive total allowance for loan losses and non-accretable credit discounts on purchased loans, excluding covered loans.  Please address the following:

•                  Tell us how adding the non-accretable credit discounts on purchased loans to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio:

•                  Tell us how you considered prepayment risk with regard to the purchased loan portfolio which could reduce the adjusted total allowance for loan losses available to the total portfolio loans including the related coverage ratio; and

•                  Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP prohibits recognition of the non-accretable credit discounts upon acquisition and therefore adding this adjustment to the allowance for loan losses would appear to represent a tailored accounting principle.

WINTRUST RESPONSE:

In response to the Staff’s first question, in recent periods the Company has received numerous inquiries from investors relating to the amount of non-accretable credit discounts on purchased loans available for potential loan losses for those specific loans.  Investors have indicated that information with respect to the non-accretable credit discounts is important to assist them in their evaluation of the risk of credit losses in the Company’s purchased loan portfolio.  This investors’ request was deemed reasonable and the Company disclosed, on separate line items, the amount of the allowance for loan losses and the amount of non-accretable credit discounts.  The additional caption in the disclosure, identified as the sum of the allowance for loan losses and the non-accretable credit discounts, was not intended to indicate that both of these amounts were part of the allowance for loan losses.  However, since this disclosure could be misinterpreted by investors and although it was not intended to contravene our understanding of the Compliance & Disclosure Interpretations issued on May 17, 2016, the Company has determined that, consistent with the Staff’s guidance with respect to individually tailored measurements, the Company will not include such disclosure in future earnings releases or Securities and Exchange Commission filings.

In response to the Staff’s second question, the Company disclosed its accounting policy for the Allowance for Loan Losses, which includes the discussion of prepayment risk, in the Summary of Significant Accounting Policies footnote beginning on page 102 of the 2016 10-K.  This disclosure states that under accounting guidance applicable to loans acquired with evidence of credit quality deterioration since origination (“PCI loans”), the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference. Subsequent decreases to expected principal cash flows (which includes prepayment estimates) will result in a charge to provision for credit losses and a corresponding increase to allowance for loan losses. Subsequent increases in expected principal cash flows (which includes prepayment estimates) will result in recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. All changes in expected interest cash flows, including the impact of prepayments, will result in reclassifications to/from nonaccretable differences.  Accordingly, as discussed above, changes in non-accretable discount, as discussed in the disclosure above, will result in fluctuations in the allowance for loan losses and related coverage ratio from period to period.

The Company also disclosed in the Loans footnote beginning on page 116 of the 2016 10-K that changes in expected cash flows may vary from period to period as the Company periodically updates its cash flow model assumptions for PCI loans, including prepayment assumptions.

In response to the Staff’s final question, subsequent to the issuance of the Compliance & Disclosure Interpretations issued on May 17, 2016 (including Question 100.04), the Company reviewed its financial disclosures, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, for any non-GAAP measures that may require attention and made various modifications to its periodic reporting.   Although disclosure with respect to the impact of non-accretable credit discounts on purchased loans was included in the Company’s first quarter earnings release to provide investors with a better understanding of credit-related characteristics of PCI loans, as stated earlier, the Company has determined that, consistent with the Staff’s guidance with respect to individually tailored measurements, the Company will not include such disclosure in future earnings releases or Current Reports on Form 8-K. This disclosure has not been, and will not in the future be, included in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

* * * * * * * * * * * * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 939-9005 or via email at dstoehr@wintrust.com.

Sincerely,

/s/ David L. Stoehr

David L. Stoehr

Executive Vice President and
Chief Financial Officer